SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

Family Dollar Stores, Inc.

(Name of Subject Company)

Family Dollar Stores, Inc.

(Name of Person Filing Statement)

Common Stock, $0.10 par value

(Title of Class of Securities)

307000109

(CUSIP Number of Class of Securities)

James C. Snyder, Jr., Esq.

Senior Vice President,

General Counsel and Secretary

P.O. Box 1017, 10401 Monroe Road

Charlotte, North Carolina 28201-1017

(704) 847-6961

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Ethan A. Klingsberg, Esq.

Paul M. Tiger, Esq.

Cleary Gottlieb Steen & Hamilton, LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Family Dollar Stores, Inc. (“Family Dollar”), with the Securities and Exchange Commission on September 17, 2014, relating to the unsolicited conditional tender offer by Dollar General Corporation, a Tennessee corporation, through its wholly owned subsidiary, D3 Merger Sub, Inc., a Delaware corporation, to purchase all of the issued and outstanding shares of Family Dollar’s common stock, par value $0.10 per share (including the associated preferred stock purchase rights), at a purchase price of $80.00 in cash, upon the terms and subject to the conditions set forth in its Offer to Purchase, dated September 10, 2014 (as amended or supplemented from time to time), and the related letter of transmittal. This Amendment No. 4 is being filed to reflect certain updates as reflected below:

Item 1.	Subject Company Information.

(a)	Item 1 of the Statement is hereby amended and supplemented by replacing the last sentence of the subsection “Securities” with the following:

As of October 23, 2014, there were 120,989,500 Shares issued and 114,225,777 Shares outstanding.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Item 3 of the Statement is hereby amended and supplemented by adding the following after the first sentence of the subsection “Voting and Support Agreements”:

On October 23, 2014, Mr. Levine made a charitable donation of 600,000 Shares to the Foundation For The Carolinas for the benefit of the Howard Levine Foundation Fund II (the “Foundation For The Carolinas”) as permitted by the terms of the voting and support agreement. The Foundation For The Carolinas has entered into a joinder to Mr. Levine’s voting and support agreement (the “Joinder”) and has agreed in writing to be bound by the applicable terms of Mr. Levine’s voting and support agreement. The Foundation For The Carolinas has sole voting power and sole power of disposition with respect to the donated Shares.

(b)	Item 3 of the Statement is hereby amended and supplemented by removing the final two sentences of the subsection “Voting and Support Agreements” and replacing them with the following sentences:

A summary of the Voting and Support Agreements and Joinder are contained in the section entitled “The Merger Agreement—Voting and Support Agreements” in Annex B hereto, which contains certain disclosure from the Proxy Statement/Prospectus. This summary does not purport to be complete and is qualified in its entirety by reference to the Voting and Support Agreements and Joinder, which are filed as Exhibits (e)(23), (e)(24), and (e)(26) to this Statement and are hereby incorporated herein by reference.

(c)	Item 3 of the Statement is hereby amended and supplemented by replacing the second sentence of the subsection “Consideration Pursuant to the Offer” with the following sentence:

For a description of the beneficial ownership of Family Dollar common stock by each person currently serving as a director of Family Dollar and certain executive officers of Family Dollar, reference is made to pages 115-118 of Family Dollar’s Annual Report on Form 10-K filed with the SEC on October 29, 2014 (the “2014 10-K”), which is filed as Exhibit (e)(1) to this Statement, which is incorporated herein by reference and qualifies the foregoing in its entirety.

(d)	Item 3 of the Statement is hereby amended and supplemented by replacing the sentence in the subsection “Director Compensation” with the following sentence:

For a description of the compensation earned by Family Dollar’s directors, reference is made to pages 82-83 of the 2014 10-K, which is filed as Exhibit (e)(1) to this Statement, incorporated herein by reference and qualifies the foregoing in its entirety.

(e)	Item 3 of the Statement is hereby amended and supplemented by replacing the last sentence in the subsection “Incentive Plan; Employment, Severance and Retention Agreements— Employment Agreement with Mr. Levine” with the following sentence:

None of Family Dollar’s other “named executive officers” (as disclosed in the 2014 10-K) have entered into employment agreements with Family Dollar.

Item 4.	The Solicitation or Recommendation.

(a)	Item 4 of the Statement is hereby amended and supplemented by replacing the words “Also on June 7, 2014,” with the words “Over the weekend, before the meeting,” in the subsection titled “Background of the Offer”.

(b)	Item 4 of the Statement is hereby amended and supplemented by adding the following new paragraphs after the last paragraph in the subsection titled “Background of the Offer”:

On October 17, 2014, Family Dollar received a notice from Elliot Advisors (UK) Limited that purported to preserve the ability of Elliot Advisors (UK) Limited to seek to elect seven directors if there were to be a 2015 annual meeting of the stockholders of Family Dollar.

On October 20, 2014, Family Dollar issued a press release announcing that it had established October 30, 2014 as the record date for determining stockholders entitled to receive notice of, and vote at, the special meeting, at which stockholders will be asked to adopt the Dollar Tree merger agreement.

On October 21, 2014, Family Dollar issued a press release announcing it had certified substantial compliance with the FTC’s second requests for both the Dollar Tree merger and the Offer, and indicated its understanding of the timelines for when the waiting period under the HSR Act could expire for each of the respective transactions. The text of the press release was as follows:

FAMILY DOLLAR CERTIFIES SUBSTANTIAL COMPLIANCE WITH FTC’S SECOND REQUESTS

MATTHEWS, NC – October 21, 2014 – Family Dollar Stores, Inc. (“Family Dollar”) (NYSE:FDO), a leading national discount retailer offering name brands and quality, private brand merchandise, announced today that it has certified substantial compliance with the Federal Trade Commission’s (“FTC’s”) Request for Additional Information and Documentary Materials (“Second Request”), dated September 8, 2014, regarding the proposed acquisition (“Proposed Merger”) of Family Dollar by Dollar Tree, Inc. (“Dollar Tree”) (NASDAQ: DLTR). Pursuant to a timing agreement governing the schedule for the remainder of the FTC staff’s investigation, Family Dollar understands that Dollar Tree expects to certify substantial compliance with the FTC by November 7, 2014. The 30-day HSR waiting period will expire 30 days after both parties certify substantial compliance, unless terminated earlier by the FTC or extended by an agreement among the parties and the FTC.

Family Dollar has also announced that it has certified substantial compliance with the October 10, 2014 Second Request issued by the FTC in connection with Dollar General Corporation’s (“Dollar General’s”) (NYSE: DG) unsolicited conditional tender offer to acquire all of the outstanding common stock of Family Dollar. Family Dollar has received no information from Dollar General about when it intends to comply with its own Second Request, nor whether Dollar General intends to enter into a timing agreement with the FTC. The 30-day HSR waiting period associated with Dollar General’s unsolicited conditional offer will expire 30 days after both parties certify substantial compliance, unless terminated earlier by the FTC or extended by an agreement among the parties and the FTC. Family Dollar continues to believe, based on its discussions with the FTC staff, that the FTC review of the Dollar General tender offer will continue well into 2015.

Family Dollar is committed to cooperating with the FTC’s investigations of both transactions, and providing all of the necessary information from Family Dollar for the FTC to advance its review of both potential transactions as promptly as practicable.

  On October 28, 2014, Family Dollar announced the commencement of mailing of the definitive proxy statement/prospectus and proxy cards for the Special Meeting of Family Dollar shareholders to be held on December 11, 2014 to vote on the Dollar Tree merger.

(c)	Item 4 of the Statement is hereby amended and supplemented by removing the second sentence in the second bullet point and replacing it with the following sentence in the subsection titled “Reasons for Recommendation—3. The Dollar Tree merger may be in a position to close before the end of calendar year 2014, while the Offer may take substantially longer to close, even if Dollar General were willing to make all divestitures required by the FTC and thereby avoid time-consuming litigation”:

Responding to the “second request” will require Dollar General to provide a large amount of information and data and can be expected to take two to six months.

(d)	Item 4 of the Statement is hereby amended and supplemented by replacing the second sentence of the thirteenth main bullet point in the subsection titled “Reasons for Recommendation—Additional Factors Considered by the Board” with the following:

For more detail, please see the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Consideration Pursuant to the Offer” and pages 115-118 of the 2014 10-K, which is filed as Exhibit (e)(1) to this Statement.

Item 6.	Interest in Securities of the Subject Company.

(a)	Item 6 of the Statement is hereby amended and restated in its entirety by the following information:

  No transactions with respect to the Shares have been effected during the 60 days prior to the date of this Statement by Family Dollar or, to Family Dollar’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than:

i.	through dividend reinvestment under the Family Dollar Stores, Inc. Employee Stock Purchase Plan, in which certain officers purchased a fraction of a share;

ii.	Shares received by executive officers upon the vesting of PSRs granted under the Incentive Plan, in each case, net of withholding of a number of shares for tax purposes, as indicated below;

iii.	stock options and restricted stock units relating to Shares granted under the Incentive Plan, in each case, subject to vesting conditions, as indicated below:

Name	Shares Received from Vested PSRs	Granted Stock Options	Granted Restricted Stock Units
Howard Levine	25,525	78,095	26,648
Jason Reiser	1,285	8,225	2,806
James Snyder	1,995	4,935	1,684
Barry Sullivan	3,801	8,225	2,806
Bryan Venberg	2,091	4,935	1,684
Mary Winston	4,338	10,280	3,507

iv.	the following transactions:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Volume Weighted Average Price per Share
James Snyder	10/13/2014	Exercise of Company Stock Option	13,795	$28.11
James Snyder	10/23/2014	Sale of Shares through Broker	6,000	$77.37
Bryan Venberg	10/23/2014	Exercise of Company Stock Option	8,295	$46.11
Bryan Venberg	10/23/2014	Exercise of Company Stock Option	5,803	$51.49
Bryan Venberg	10/23/2014	Sale of Shares through Broker	8,295	$77.37
Bryan Venberg	10/23/2014	Sale of Shares through Broker	5,803	$77.37
Bryan Venberg	10/23/2014	Sale of Shares through Broker	7,674	$77.39
Barry Sullivan	10/23/2014	Exercise of Company Stock Option	3,732	$46.11
Barry Sullivan	10/23/2014	Exercise of Company Stock Option	4,523	$51.49
Barry Sullivan	10/23/2014	Sale of Shares through Broker	3,732	$77.50
Barry Sullivan	10/23/2014	Sale of Shares through Broker	4,523	$77.50
Howard Levine	10/23/2014	Exercise of Company Stock Option	103,650	$46.11
Howard Levine	10/23/2014	Sale of Shares through Broker	76,733	$77.42
Howard Levine	10/23/2014	Charitable Donation of Shares	600,000	$0.00
Harvey Morgan	10/24/2014	Charitable Donation of Shares	600	$0.00
Jason Reiser	10/28/2014	Sale of Shares through Broker	963	$77.72
George Mahoney	10/28/2014	Charitable Donation of Shares	1,900	$0.00
George Mahoney	10/29/2014	Charitable Donation of Shares	3,300	$0.00

Item 8.	Additional Information.

(a)	Item 8 of the Statement is hereby amended and supplemented by adding the following sentence at the end of the second paragraph of the subsection titled “Regulatory Issues in Connection with the Offer”:

On October 21, 2014, Family Dollar announced that it had certified substantial compliance with the request for additional information and documentary material from the FTC related to the Offer.

(b)	Item 8 of the Statement is amended and supplemented by amending and restating in its entirety the subsection “Information Regarding Golden Parachute Compensation” with the information below:

Information Regarding Golden Parachute Compensation

Golden Parachute Payments

  This section sets forth the information required by Item 402(t) of the SEC’s Regulation S-K regarding compensation for each “named executive officer” of Family Dollar (as disclosed in the 2014 10-K) that is based on, or otherwise relates to, the Offer. The plans or arrangements pursuant to which such payments would be made consist of the Employment Agreement, the Severance Agreements, the Incentive Plan Guidelines, the Incentive Plan, the Family Dollar Stores, Inc. 2006 Incentive Plan Guidelines for Long Term Incentive Performance Share Rights Awards (the “PSR Guidelines”), the Family Dollar Stores, Inc. 2006 Restricted Stock Unit Grant Program (the “RSU Program”) and the respective equity awards specifying the terms and conditions of each award. No named executive officer will receive any pension or nonqualified deferred compensation enhancement, nor any tax reimbursement, that is based on or otherwise relates to the Offer.

  The potential payments in the table below are based on the following assumptions:

•	The relevant price per share of Family Dollar common stock is $80.00, which is the amount per share each shareholder will receive pursuant to the Offer;

•	The closing date for the Offer is October 23, 2014, which is the assumed date of the closing solely for purposes of this disclosure; and

•	The named executive officers of Family Dollar were terminated by Family Dollar without “cause” or by the executive officer under circumstances which would constitute “good reason” (as such terms are defined in the relevant agreements), in either case immediately following the assumed closing date of October 23, 2014.

  The amounts shown are estimates based on multiple assumptions and do not reflect certain compensation actions that could occur before the actual closing date. As a result, the actual amounts received by a named executive officer may differ materially from the amounts shown in the following tables, footnotes and discussion. For purposes of this discussion, “single-trigger” refers to benefits that would arise solely from the closing of the Dollar General merger and “double-trigger” refers to benefits that would require two conditions, which are the closing of the Dollar General merger as well as a termination of employment without cause or for good reason within two years following the closing date.

  Although Michael K. Bloom, Family Dollar’s former President and Chief Operating Officer, whose employment with Family Dollar ended on January 8, 2014, is still considered a named executive officer under Item 402(t), he is not included in the following tables because he would not be entitled to any additional benefits as a result of the Offer.

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites / Benefits (3)($)	Total ($)
Howard R. Levine	5,339,194	8,202,328	13,104	13,554,626
Mary A. Winston	1,319,496	1,073,013	13,104	2,405,613
Barry W. Sullivan	1,124,117	1,006,078	13,104	2,143,299
James C. Snyder, Jr.	774,701	523,983	13,104	1,311,788
Jason S. Reiser	865,318	768,346	13,104	1,646,768

(1)	Cash. Represents (i) the value of the named executive officer’s pro-rated annual bonus payable pursuant to the Incentive Plan and Incentive Plan Guidelines, assuming termination without cause or for good reason immediately following the closing (double-trigger), and (ii) cash severance payments payable under the Employment Agreement and Severance Agreements assuming a termination without cause or for good reason within two years following the closing (double-trigger and paid in a lump sum within 30 days of termination). The same pro-rata bonus amounts would be payable on a single-trigger basis in the event that such awards are not assumed in connection with the Dollar General merger. Details of the payments are shown in the following supplementary table:

Named Executive Officer	Severance ($)	Pro-Rated Bonus ($)	Total ($)
Howard R. Levine	5,183,343	155,851	5,339,194
Mary A. Winston	1,288,150	31,346	1,319,496
Barry W. Sullivan	1,096,690	27,427	1,124,117
James C. Snyder, Jr.	755,631	19,070	774,701
Jason S. Reiser	840,000	25,318	865,318

(2)	Equity. Represents the amount to be received by each named executive officer in respect of outstanding performance share rights, stock options and restricted stock units granted under the Incentive Plan, the RSU Program and the PSR Guidelines assuming termination without cause or for good reason immediately following the closing (double-trigger). The same amounts would be payable on a single-trigger basis in the event that awards granted under the Incentive Plan are not assumed in connection with the Dollar General merger. Stock options are valued at the excess of the assumed price per share of Family Dollar common stock over the applicable per share exercise price. Performance share rights are valued based on the assumed price per share multiplied by the number of shares deemed to be earned under the performance share right award based on the greater of the deemed achievement of all relevant performance goals at target level and the actual level of achievement of all relevant performance goals against target as of Family Dollar’s last fiscal quarter end preceding the closing date (prorated for the number of days within the performance period that have elapsed prior to the closing date). Restricted stock units are valued based on the assumed price per share multiplied by the number of shares subject to the restricted stock unit award. Details of the payments are shown in the following supplementary table:

Named Executive Officer	Performance Share Rights ($)	Stock Options ($)	Restricted Stock Units ($)	Total ($)
Howard R. Levine	2,873,748	3,196,740	2,131,840	8,202,328
Mary A. Winston	399,962	392,491	280,560	1,073,013
Barry W. Sullivan	411,406	370,192	224,480	1,006,078
James C. Snyder, Jr.	180,929	208,334	134,720	523,983
Jason S. Reiser	314,640	229,226	224,480	768,346

(3)	Perquisites/Benefits. Represents an amount equal COBRA premiums for an 18-month period payable under the Employment Agreement and Severance Agreements assuming a termination without cause or for good reason within two years following the closing. (double-trigger, payable monthly, except with regard to Mr. Levine for whom the benefit is paid in a lump sum).

Additional Narrative Description of Arrangements

  In connection with the adoption of the Employment Agreement and the Severance Agreements, Family Dollar adopted, and affected officers have agreed to the application of, a policy with respect to severance payments made following a change in control. Pursuant to that policy, if the payments to be made to an officer are “parachute payments” pursuant to Section 280G of the Code and are subject to the excise tax imposed under Section 4999 of the Code, then the severance benefit will be either: (i) the amount the executive would receive with no adjustment to the severance benefit; or (ii) the severance benefit reduced to the extent that would result in no portion of the severance benefit being subject to excise tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax, results in the receipt of the greater after-tax amount of severance payments, notwithstanding that all or some portion of such severance payment may be taxable under Section 4999 of the Code. This provision benefits Family Dollar by potentially reducing the amount of payments that otherwise could be subject to the provisions of Section 280G of the Code which would limit the ability of Family Dollar to take tax deductions with respect to such payments without adversely affecting the executives on an after-tax basis.

  In order to receive any severance benefits set forth in the Employment Agreement or Severance Agreements, the named executive officers must execute a general release of claims against Family Dollar. The Employment Agreement and the Severance Agreements contain confidentiality and non-disparagement provisions and agreements to provide future assistance to Family Dollar regarding certain matters. In addition, for a period of one year following termination of employment, the named executive officers shall be subject to covenants not to compete and not to solicit Family Dollar’s team members. If a named executive officer violates any of these restrictive covenants, he or she will immediately forfeit any unpaid severance payments and any right to any further continuation of benefits.

(c)	Item 8 of the Statement is hereby amended and supplemented by replacing the last sentence of the second paragraph of the subsection titled “Cautionary Statement Regarding Forward-Looking Statements” with the following:

Consequently, all of the forward-looking statements made by Family Dollar, in this and in other documents or statements are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in Family Dollar’s Annual Report on Form 10-K for the fiscal year ended August 30, 2014 and other reports filed by Family Dollar with the SEC, which are available at the SEC’s website http://www.sec.gov.

Exhibits.

(a)	Item 9 of the Statement is hereby amended and supplemented by adding the word “Current” before the words “Report on Form 8-K” in Exhibit (a)(3).

(b)	Item 9 of the Statement is hereby amended and supplemented by removing Exhibit (e)(1) and replacing it with the following:

(e)(1)	Excerpts from Family Dollar Stores, Inc.’s Annual Report on Form 10-K filed with the SEC on October 29, 2014

(c)	Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Exhibit

(a)(5)	Letter to Employees, distributed by Family Dollar Stores, Inc. on September 30, 2014 (filed as Exhibit 99.1 to Family Dollar’s Current Report on Form 8-K filed with the SEC on September 30, 2014)

(a)(6)	Family Dollar Stores, Inc.’s Current Report on Form 8-K, filed with the SEC on October 10, 2014

(a)(7)	Press release issued by Family Dollar Stores, Inc., dated October 21, 2014 (filed as Exhibit 99.1 to Family Dollar’s Current Report on Form 8-K filed with the SEC on October 21, 2014)

(e)(26)	Joinder to Voting and Support Agreement, by and between Dollar Tree, Inc. and Foundation for the Carolinas, dated October 23, 2014 (as attached as Annex C to Family Dollar’s Definitive Proxy Statement

Annexes.

(a)	Annex B is hereby amended and replaced in its entirety with the information contained in Annex B attached hereto.

(b)	Annex C is hereby amended and supplemented by removing the second paragraph of the section “Financing of the Merger” and replacing it with the following paragraph:

On July 27, 2014, Dollar Tree obtained a debt commitment letter, which was amended and restated on August 8, 2014, and further amended and restated on October 10, 2014, and which, as amended and restated, we refer to as the debt commitment letter, from JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, WF Investment Holdings, LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Royal Bank of Canada, U.S. Bank National Association, PNC Bank, National Association, PNC Capital Markets LLC, TD Bank, N.A., Capital One, National Association, Regions Bank, Regions Capital Markets, Citizens Bank, National Association, Citizens Bank of Pennsylvania, The Bank of Tokyo-Mitsubishi UFJ, Ltd., SunTrust Bank, SunTrust Robinson Humphrey, Inc., Sumitomo Mitsui Banking Corporation, HSBC Bank USA, National Association, HSBC Securities (USA) Inc., Fifth Third Bank and The Huntington National Bank, which we refer to collectively as the commitment parties, pursuant to which certain of the commitment parties and their affiliates have agreed to provide a $1.25 billion senior secured revolving credit facility, a $5.40 billion senior secured term loan credit facility and a $2.80 billion senior unsecured bridge loan facility (which we refer to collectively as the facilities). The bridge loan facility will only be drawn to the extent Dollar Tree is unable to raise such amounts by issuing senior unsecured notes or other debt securities at or prior to the closing of the merger.

(c)	Annex D is hereby amended and replaced in its entirety with the information contained in Annex D attached hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

FAMILY DOLLAR STORES, INC.

By:	/s/ James C. Snyder, Jr.
Name:	James C. Snyder, Jr.
Title:	Senior Vice President,
General Counsel and Secretary

Dated: October 30, 2014

Annex B

THE MERGER AGREEMENT

This section describes the material terms of the merger agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Family Dollar or Dollar Tree. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Family Dollar and Dollar Tree make with the SEC, as described in the section entitled ‘‘Where You Can Find More Information’’ beginning on page 194 of this proxy statement/prospectus.

Explanatory Note Regarding the Merger Agreement

The merger agreement is included to provide you with information regarding its terms. The merger agreement contains representations and warranties by Family Dollar, on the one hand, and by Dollar Tree and merger sub, on the other hand, which were made solely for the benefit of the other party for purposes of that agreement. The representations, warranties and covenants made in the merger agreement by Family Dollar, Dollar Tree and merger sub were qualified and subject to important limitations agreed to by Family Dollar, Dollar Tree and merger sub in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts about Family Dollar or Dollar Tree at the time they were made or otherwise. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and were qualified by the matters contained in the confidential disclosure schedules that Family Dollar and Dollar Tree each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement. Information about Family Dollar and Dollar Tree is set forth elsewhere in this proxy statement/prospectus and in other public filings made with the SEC, which are incorporated by reference into this proxy statement/ prospectus. See the section entitled ‘‘Where You Can Find More Information’’ beginning on page 194.

Effective Time, Effects of the Merger; Organizational Documents of the Surviving Company; Directors and Officers

Effective Time

The merger agreement provides for the merger of merger sub with and into Family Dollar. After the merger, Family Dollar will be the surviving company and a wholly owned subsidiary of Dollar Tree. On the closing date, Family Dollar and merger sub will effect the merger by filing a certificate of merger with the Secretary of State of the State of Delaware, and the merger will become effective upon filing or at a time agreed to by the parties and specified on the certificate of merger. At the effective time, all of the property, rights and privileges of Family Dollar and merger sub will vest in the surviving company, and all of the liabilities and obligations of Family Dollar and merger sub will become liabilities and obligations of the surviving company.

Effects of the Merger on Capital Stock

At the effective time, each share of Family Dollar common stock issued and outstanding immediately prior to the effective time, other than the cancelled and dissenting shares described below and any share of Family Dollar common stock held by any direct or indirect wholly owned subsidiary of Family Dollar, will automatically become the right to receive the per share merger consideration, which is described in the section entitled ‘‘The Merger—Per Share Merger Consideration’’ beginning on page 67.

Also at the effective time, each share of Family Dollar common stock issued and outstanding immediately prior to the effective time that is (i) owned or held in treasury by Family Dollar, (ii) owned by Dollar Tree or (iii) owned by merger sub, which shares we refer to as cancelled shares, will no longer by outstanding and will cease to exist. No consideration will be delivered in exchange for any cancelled shares. Each share of Family Dollar common stock that is held by a direct or indirect wholly owned subsidiary of Family Dollar will be converted into a number of shares of the surviving company such that the ownership percentage of that subsidiary in the surviving company is the same as its ownership percentage of Family Dollar immediately prior to the merger.

Each share of Family Dollar common stock issued and outstanding and held by a person who has not voted in favor of the adoption of the merger agreement, whom we refer to as dissenting stockholders, and has complied with all provisions of the DGCL concerning the rights of Family Dollar stockholders to require appraisal of their shares, which we refer to as dissenting shares, will not be converted into the right to receive the merger consideration, which we describe below. Instead, dissenting shares will become the right to receive whatever consideration may be determined to be due to such dissenting stockholder under Section 262 of the DGCL. If any dissenting stockholder withdraws its demand for appraisal or otherwise loses its right of appraisal under the DGCL, dissenting shares held by such dissenting stockholder will be treated as though such dissenting shares had been converted into the right to receive the merger consideration. For more information regarding appraisal rights, see the section entitled ‘‘Appraisal Rights of Family Dollar Stockholders’’ beginning on page 182 of this proxy statement/prospectus. In addition, a copy of Section 262 of the DGCL is attached as Annex E to this proxy statement/prospectus.

All shares of Family Dollar common stock converted into the right to receive the merger consideration will cease to exist as of the effective time. No fractional shares of Dollar Tree common stock will be issued in connection with the merger. Instead, each holder of Family Dollar common stock converted under the terms of the merger who would have otherwise been entitled to receive a fraction of a share of Dollar Tree common stock (after aggregating all shares represented by the certificates and book-entry shares delivered by such holder) will instead receive cash in an amount determined by multiplying the closing price of Dollar Tree common stock reported on the Nasdaq on the trading day immediately preceding the closing date, rounded to the nearest one-hundredth of a cent, by the fraction of a share (after taking into account all shares of Family Dollar common stock held by such holder at the effective time and rounded to the nearest one-thousandth) of Dollar Tree common stock to which such holder would otherwise be entitled; we refer to such cash as the fractional share cash amount. No such holder will be entitled to any dividends, voting rights or other rights with respect to any fractional shares of Dollar Tree common stock. Uncertificated shares of Family Dollar common stock represented by book-entry form and each certificate that, immediately prior to the effective time, represented any such shares of Family Dollar common stock, will, after the effective time, represent only the right to receive the merger consideration and any fractional share cash amount into which the shares have been converted, as well as any dividends or other distributions to which holders of Family Dollar common stock are otherwise entitled.

At the effective time, each share of common stock, par value $0.01 per share, of merger sub issued and outstanding immediately prior to the effective time will become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the surviving company. After the effective time, all certificates representing the common stock of merger sub will be deemed to represent the number of shares of common stock of the surviving company into which they were converted pursuant to the foregoing.

Organizational Documents of the Surviving Company; Directors and Officers

The certificate of incorporation and bylaws of merger sub that are in effect immediately prior to the effective time will become the certificate of incorporation and bylaws of the surviving company, although the certificate of incorporation and bylaws will be amended to reflect the name of the surviving company as Family Dollar Stores, Inc.

The individuals holding positions as directors and officers of merger sub immediately prior to the effective time will become the initial directors and officers of the surviving company.

Exchange and Payment Procedures

Prior to the effective time, Dollar Tree will appoint a bank or trust company to act as exchange agent for the payment of the merger consideration. At or prior to the effective time, Dollar Tree will deposit (i) cash sufficient to pay the aggregate cash consideration and fractional share cash amount and (ii) evidence of Dollar Tree common stock in book-entry form representing the number of shares of Dollar Tree common stock sufficient to deliver the aggregate stock consideration (and/or certificates representing these shares, at the option of Dollar Tree). We refer to such cash and certificates, along with any dividends or distributions that become due to the holders of converted Family Dollar common stock, as the exchange fund.

No later than the third business day after the effective time, Dollar Tree will direct the exchange agent to mail to each holder of Family Dollar common stock that was converted into the right to receive the per share merger consideration a letter of transmittal and instructions for use in effecting the surrender of such converted Family Dollar common stock in exchange for the per share merger consideration, the fractional share cash amount and any dividends or distributions that become due to the holders of converted Family Dollar common stock. Upon the proper surrender of such converted Family Dollar common stock, the holder will be entitled to receive the per share merger consideration, any fractional share cash amount and any dividends or distributions that become due to the holders of converted Family Dollar common stock. In the event of a transfer of ownership of shares of Family Dollar common stock that is not registered in the transfer or stock records of Family Dollar, the per share merger consideration may be paid after the certificates or book-entry shares formerly representing such shares in Family Dollar are accompanied by all documents needed to demonstrate that any applicable stock transfer or other taxes have been paid or do not apply. No interest may accrue or be paid on the cash consideration.

Distributions with Respect to Unsurrendered Shares

No Dollar Tree dividends, or other distributions, with a record date that falls at or after the effective time, will be paid to the holder of any shares of Family Dollar common stock until such holder actually surrenders such shares. After doing so, the holder will be entitled to receive the per share merger consideration, fractional share cash amount and any dividends or other distributions that have become payable with respect to Dollar Tree common stock. No interest will be payable on the foregoing.

Rights of Family Dollar Stockholders Following the Effective Time

The cash and stock consideration will be deemed to have been delivered and paid in full satisfaction of all rights granted by the merger agreement to shares of Family Dollar common stock. At and after the effective time, all holders of certificates and book-entry shares of Family Dollar common stock will cease to hold any rights as Family Dollar stockholders, other than the right to receive the per share merger consideration, fractional share cash amount and any dividends or other distributions that have become payable with respect to Dollar Tree common stock.

Transfers Following the Effective Time

In addition, the stock transfer books of Family Dollar will be closed with respect to all shares of Family Dollar common stock outstanding immediately prior to the effective time. Any certificates or book-entry shares formerly representing shares of Family Dollar common stock presented to Dollar Tree, the surviving company or the exchange agent after the effective time will be cancelled and exchanged for the per share merger consideration.

Investment of the Exchange Fund

At the direction of Dollar Tree, the exchange agent will invest any cash included in the exchange fund in securities that are backed by the full faith and credit of the United States of America, commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1.0 billion. In the event of any losses that affect the amounts payable to holders of certificates or book-entry shares representing shares of Family Dollar common stock, Dollar Tree will promptly provide additional funds to the exchange agent for the benefit of the holders of Family Dollar common stock. Any interest or other income accrued on or resulting from the foregoing investments will be paid on demand by the exchange agent to Dollar Tree. Any portion of the exchange fund that remains unclaimed or undistributed one year after the effective time will be delivered to Dollar Tree on demand. Any holders of certificates or book-entry shares representing shares of Family Dollar common stock who have not yet surrendered their shares must look to Dollar Tree or the surviving company for the satisfaction of any claims to receive the per share merger consideration, fractional share cash amount or any dividends or other distributions that have become payable with respect to Dollar Tree common stock. No interest will be payable on the foregoing.

Termination of Exchange Fund

None of Dollar Tree, Family Dollar, merger sub nor the exchange agent will be liable to any person with respect to any portion of the exchange fund or per share merger consideration that is delivered to any public official pursuant to any applicable abandoned property, escheat or similar laws. Furthermore, any portion of the merger consideration or the cash to be paid in accordance with the merger agreement that is not distributed to the holders of certificates or book-entry shares representing shares of Family Dollar common stock will become the property of the surviving company, free and clear of any claims or interest of any other person or entity, immediately prior to the date upon which the merger consideration or such cash would have been subject to any applicable abandoned property, escheat or similar laws.

Withholding Rights

Dollar Tree, the surviving company and the exchange agent will each be entitled to withhold any amounts due under applicable tax laws from the amounts that would otherwise become payable under the terms of the merger agreement, and any such withheld amounts that are paid to the appropriate taxing authorities will be treated as having been paid to the person from whom such amounts were originally withheld.

Lost, Stolen or Destroyed Stock Certificates

If any certificate representing shares of Family Dollar common stock is lost, stolen or destroyed, and the holder of such purported certificate makes an affidavit attesting to this fact, Dollar Tree will pay the merger consideration and any dividends or distributions that have become payable with respect to Dollar Tree common stock to such holder. Dollar Tree or the exchange agent may require that such holder post a bond as indemnity against any claims that may be made against Dollar Tree, the surviving company or the exchange agent with respect to such certificate.

Treatment of Family Dollar Equity Awards

Treatment of Family Dollar Stock Options

Each Family Dollar option that is outstanding immediately prior to the effective time will be converted at the effective time into an option to purchase, on the same substantive terms and conditions as were applicable to such Family Dollar option, the number of shares of Dollar Tree common stock (rounded down to the nearest whole share) determined by multiplying the number of shares of Family Dollar common stock subject to the Family Dollar option by the award exchange ratio, at an exercise price per share (rounded up to the nearest whole cent) determined by dividing the per share exercise price of the Family Dollar option by the award exchange ratio. The award exchange ratio is the sum of (i) the exchange ratio and (ii) the quotient of the cash consideration divided by the Dollar Tree trading price.

Treatment of Performance Share Rights

At the effective time, each outstanding performance share right award will be converted into the right to receive the merger consideration (without interest and less any applicable tax withholding) with respect to each share subject to the performance share right award. The number of shares subject to the performance share right award will be determined by multiplying (i) the number of shares of Family Dollar common stock deemed to be earned under the performance share right award based on the greater of the deemed achievement of all relevant performance goals at target level and the actual level of achievement of all relevant performance goals against target as of Family Dollar’s last fiscal quarter end preceding the effective time, by (ii) a fraction, the numerator of which is the number of days within the performance period of the performance share right award that have elapsed prior to the closing date of the merger and the denominator of which is the total number of days within the performance period of such performance share right award. The number of shares of Dollar Tree common stock issued in respect of the performance share right awards will be rounded down to the nearest whole number.

Treatment of Restricted Stock Unit Awards

At the effective time, each outstanding Family Dollar restricted stock unit will be converted, on the same substantive terms and conditions as were applicable under such Family Dollar restricted stock unit award immediately prior to the effective time, into a restricted stock unit award in respect of the number of shares of Dollar Tree common stock (rounded to the nearest whole share), determined by multiplying (i) the number of shares of Family Dollar common stock subject to the restricted stock unit award by (ii) the award exchange ratio.

Termination of the Family Dollar Employee Stock Purchase Plan

Prior to the effective time, the Family Dollar board of directors will adopt any necessary resolutions or amendments (and take any other reasonable actions) with respect to the Family Dollar employee stock purchase plan (which we refer to as the ESPP) to (i) cause the offering period (as defined in the ESPP) ongoing as of the date of the merger agreement to be the final such period and cause the options under the ESPP to be exercised on the earlier of the scheduled purchase date for such offering period and the date that is seven business days prior to the closing date, (ii) prohibit participants in the ESPP from increasing their payroll deductions from those in effect on the date of the merger agreement, and (iii) to terminate the ESPP effective immediately prior to the closing date.

Representations and Warranties

The merger agreement contains customary and, in certain cases, reciprocal, representations and warranties by Family Dollar and Dollar Tree that are subject, in some cases, to specified exceptions and qualifications contained in confidential disclosure schedules and are also qualified by certain documents filed by the parties with the SEC since the end of their last respective fiscal years through the date of the merger agreement, excluding, in each case, any disclosures set forth in any risk factor section or in any such forms, statements, certifications, reports and documents that are cautionary, predictive or forward looking in nature.

The reciprocal representations and warranties relate to, among other things:

•	organization, good standing and qualification to do business;

•	capital stock and indebtedness;

•	corporate authority and approval relating to the execution, delivery and performance of the merger agreement;

•	the filing or furnishing of all reports, forms, documents and financial statements required by the SEC;

•	the absence of undisclosed liabilities;

•	compliance with applicable laws;

•	the absence of certain material changes or events in the businesses of Family Dollar and Dollar Tree;

•	the receipt of notice or pendency of any investigations or litigation;

•	the accuracy and completion of the information supplied for the purposes of this Form S-4; and

•	broker’s and finder’s fees.

The merger agreement also contains additional representations and warranties by Family Dollar relating to, among other things, the following:

•	the establishment and maintenance of certain disclosure controls and procedures and internal control over financial reporting;

•	the absence of lawsuits against Family Dollar pertaining to environmental laws and Family Dollar’s compliance with such laws;

•	certain details with respect to Family Dollar’s employee benefit plans;

•	certain details pertaining to Family Dollar’s tax returns, filings and other tax matters;

•	certain details with respect to Family Dollar’s employee relations, labor matters and compliance with workplace safety and workers’ compensation laws;

•	certain details surrounding Family Dollar’s intellectual property;

•	the real estate owned and leased by Family Dollar;

•	the insurance plans maintained and used by Family Dollar;

•	the receipt by the Family Dollar board of directors of the opinion from Morgan Stanley & Co. LLC as to the fairness from a financial point of view, as of the date of Morgan Stanley’s opinion, of the consideration to be received by the holders of shares of Family Dollar common stock pursuant to the merger;

•	material contracts;

•	suppliers;

•	products and product safety;

•	state takeover statutes; and

•	the stockholder rights agreement between Family Dollar and American Stock Transfer & Trust Company, LLC, dated as of June 9, 2014 (which we refer to as the Family Dollar rights agreement).

The merger agreement also contains additional representations and warranties by Dollar Tree relating to, among other things, the following:

•	the delivery to Family Dollar by Dollar Tree of evidence of commitments to provide the debt financing required to consummate the transaction;

•	the continued solvency of Dollar Tree after consummating the transaction;

•	the ownership and operations of merger sub;

•	any ownership of Family Dollar common stock and the presence of any voting agreements pertaining to Family Dollar common stock; and

•	the absence of a need for a vote of Dollar Tree stockholders on the merger.

Some of the representations and warranties contained in the merger agreement are qualified by a “materiality” standard or by a “material adverse effect” standard.

A material adverse effect with respect to Family Dollar or Dollar Tree, as applicable, means any fact, change, circumstance, event, occurrence, condition, development or combination of the foregoing which (i) has, or would reasonably be expected to have, a material adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole or (ii) prevents or materially impairs the ability of such party to timely consummate the transactions contemplated by the merger agreement. However, a material adverse effect is not deemed to include the impact of any (A) changes in generally accepted accounting principles or any official interpretation or enforcement thereof; (B) changes in laws of general applicability to companies in the industries in which such party and its subsidiaries operate or any official interpretation or enforcement thereof by governmental entities; (C) changes in global, national or regional political conditions (including the outbreak or escalation of war, military actions or acts of terrorism) or in economic or market conditions affecting other companies in the industries in which such party and its subsidiaries operate; (D) changes in weather or climate, including any snowstorm, hurricane, flood, tornado, earthquake, natural disaster or other act of nature; (E) the announcement or pendency of the merger agreement (or compliance by Family Dollar with certain specified sections of the merger agreement); (F) a decline in the trading price or trading volume of a party’s common stock, or the failure of a party to meet any projections, guidance, budgets, forecasts or estimates; (G) any stockholder or derivative litigation arising from allegations of a breach of fiduciary duty or other violation of applicable law relating to the merger agreement or the merger; (H) any action taken or omitted to be taken by such party or any of its subsidiaries at the written request of the other party or (I) with respect to clause (ii) only, the specified required authorizations, consents, orders, licenses, permits, approvals, registrations, declarations and notices for the merger (except to the extent resulting from a breach of the merger agreement by a party), except with respect to clauses (A), (B), (C) or (D), to the extent that the impact is disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of the party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.

Conduct of Businesses of Family Dollar and Dollar Tree Prior to Completion of the Merger

Pursuant to the terms of the merger agreement, each of Family Dollar and Dollar Tree covenants and agrees that, subject to certain exceptions or unless the other party approves in writing (such approval will not be unreasonably withheld, conditioned or delayed), between July 27, 2014 and the effective time, it will, and will cause each of its subsidiaries to:

•	conduct its business in all material respects in the ordinary course;

•	subject to compliance with certain other restrictions in the merger agreement, use reasonable best efforts to maintain its business organization, assets, key employees, current business lines, rights, franchises, permits and customer and supplier relationships; and

•	take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Family Dollar or Dollar Tree to perform under the terms of the merger agreement or complete the merger.

Family Dollar also has agreed that, subject to certain exceptions or unless Dollar Tree approves in writing (such approval, in certain specified cases not to be unreasonably withheld, conditioned or delayed), between July 27, 2014 and the completion of the merger, it will not, nor permit any of its subsidiaries to:

•	amend its governing documents of those of any of its subsidiaries;

•	split, combine or reclassify any of its capital stock;

•	make, declare or pay any dividend on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (i) dividends paid by any subsidiaries of Family Dollar to Family Dollar or any of their wholly owned subsidiaries, respectively, or (ii) the acceptance of shares of Family Dollar common stock as payment for the exercise price of Family Dollar options or the vesting or settlement of Family Dollar stock awards outstanding as of July 27, 2014 or granted after July 27, 2014 in compliance with the merger agreement), however Family Dollar may make one additional quarterly cash dividend after the signing of the merger agreement in the first quarterly period of the fiscal year ending August 29, 2015 in an amount per share consistent with the amount for the last quarterly period of the previous fiscal year and with a record date consistent with the record date for the first quarterly period of the previous fiscal year;

•	grant any Family Dollar stock awards or any other equity-based awards or interests; issue or sell any additional shares of capital stock or securities convertible into capital stock or any options, warrants or other rights of any kind to acquire any shares of capital stock, except pursuant to the exercise of Family Dollar options or the settlement of Family Dollar stock awards outstanding as of July 27, 2014 or granted after July 27, 2014 in compliance with the merger agreement;

•	adopt any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the merger agreement and other than any mergers, consolidations, restructurings or reorganizations solely by or among Family Dollar and its subsidiaries;

•	incur, assume, endorse, guarantee or otherwise become liable for, or modify in any material respects, the terms of any indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (i) any indebtedness for borrowed money among Family Dollar and its wholly owned subsidiaries that are guarantors of certain revolving credit facilities entered into by and among Family Dollar and certain lenders on November 13, 2013 (which we refer to as the revolving credit facilities), (ii) guarantees by Family Dollar of indebtedness for borrowed money of wholly owned subsidiaries of Family Dollar that are guarantors of the revolving credit facilities or guarantees by wholly owned subsidiaries of Family Dollar of indebtedness for borrowed money of Family Dollar or any of its wholly owned subsidiaries that are guarantors of the revolving credit facilities, (iii) indebtedness for borrowed money of Family Dollar’s wholly owned subsidiaries that are not guarantors of the revolving credit facilities owed to Family Dollar or any of its subsidiaries that are guarantors under the revolving credit facilities or in an amount not to exceed $10,000,000, and (iv) indebtedness for borrowed money incurred pursuant to agreements entered into by Family Dollar or any of its subsidiaries in effect prior to July 27, 2014, provided that any such indebtedness will be drawn solely in the ordinary course of business consistent with past practice with respect to both timing and amount;

•	make any loans or advances in excess of $25,000 to any other person without prior consultation with Dollar Tree, except for loans among Family Dollar and any of its wholly owned subsidiaries;

•	except as (i) permitted by the merger agreement, (ii) for any repayment or prepayment by Family Dollar or its subsidiaries of indebtedness pursuant to either the revolving credit facilities or required under the terms of certain notes issued by Family Dollar which come due in 2015 (which we refer to as the 2015 notes), or (iii) for transactions between Family Dollar and its subsidiaries or transactions among its subsidiaries, prepay, redeem, repurchase, defease, cancel or otherwise terminate any indebtedness or guarantees thereof of Family Dollar or any subsidiary;

•	(i) other than in accordance with contracts or agreements already in effect as of July 27, 2014, sell, transfer, mortgage, encumber or otherwise dispose of any Family Dollar properties or assets having a value in excess of $10,000,000 individually or $25,000,000 in the aggregate to any person other than to Family Dollar or a wholly owned subsidiary of Family Dollar, subject to certain exceptions, or (ii) other than in accordance with contracts or agreements already in effect as of July 27, 2014, cancel, release or assign any material indebtedness of any such person other than in the ordinary course of business consistent with past practice;

•	(i) acquire any other person or business of any other person, subject to certain qualifications, or (ii) make any investment in any person other than a wholly owned subsidiary of Family Dollar by purchase of stock, contributions to capital, property transfers or purchase of property or assets, subject to certain qualifications;

•	make any capital expenditures other than (i) those contemplated in Family Dollar’s budget for the fiscal year ending August 30, 2014 as disclosed to Dollar Tree prior to July 27, 2014, or (ii) any other capital expenditures not in excess of $400,000,000 in any fiscal year following the fiscal year ending August 30, 2014;

•	(i) except in the ordinary course of business, terminate, materially amend or waive any material right under any of Family Dollar’s material contracts in effect on July 27, 2014, subject to certain exceptions, or (ii) without prior consultation with Dollar Tree, enter into any contract expected to result in payment by Family Dollar and its subsidiaries in excess or $1,000,000, subject to certain exceptions;

•	unless required by law or the terms of any Family Dollar benefit plan disclosed to Dollar Tree on the Family Dollar disclosure schedule (i) establish, adopt, amend or terminate any collective bargaining agreement or Family Dollar benefit plan or commence an enrollment period under any such plan that provides health and welfare benefits without first consulting with Dollar Tree, (ii) increase the compensation or benefits of any current or former directors, officers, employees, consultants, independent contractors or other service providers, (iii) pay or award, or commit to pay or award, any bonuses or incentive compensation, (iv) accelerate any rights or benefits, or, other than in the ordinary course of business consistent with past practice, make any determinations or interpretations with respect to any Family Dollar benefit plan, or (v) fund any rabbi trust or similar arrangement;

•	(i) with respect to any employee at the level of senior vice president, executive vice president or above, hire or terminate the employment of (other than for cause) any such employee, or (ii) with respect to any employee at the level of vice president, hire or terminate the employment of (other than for cause) any such employee without first consulting with Dollar Tree;

•	implement or adopt any change in its accounting principles or its methods, other than as may be required by GAAP or applicable law;

•	except as provided in the merger agreement and subject to certain other exceptions, commence, settle or compromise any litigation, claim, suit, action or proceeding;

•	make, change or revoke any material tax election, change any material tax accounting method, file any material amended tax return, enter into any closing agreement within the meaning of Section 7121 of the Internal Revenue Code (or any comparable provision of state, local or foreign law), request any material tax ruling, settle or compromise any material tax proceeding or surrender any claim for a material refund of taxes;

•	(i) enter into any new line of business, (ii) add services to be provided by third party vendors at any retail store location or (iii) without prior consultation with Dollar Tree, change the types or categories of merchandise sold or offered for sale by Family Dollar or any of its subsidiaries;

•	other than in the ordinary course of business consistent with past practice, materially reduce the amount of insurance coverage or fail to renew any material existing insurance policies;

•	conduct its cash management practices (including the collection of receivables and payment of payables), other than in the ordinary course of business consistent with past practice;

•	amend in a manner that adversely impacts in any material respect the ability to conduct its business, terminate or allow to lapse any material permits;

•	(i) cancel or permit to lapse any material intellectual property other than in the ordinary course of business or (ii) disclose to any third party, other than representatives of Dollar Tree or under a confidentiality agreement, any trade secret included in the intellectual property of Family Dollar in a way that results in loss of material trade secret protection; or

•	agree to take, or make any commitment to take, any of the foregoing actions.

Dollar Tree has also agreed that, subject to certain exceptions or unless Family Dollar approves in writing (such approval not to be unreasonably withheld, conditioned or delayed), between July 27, 2014 and the completion of the merger, it will not:

•

make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock

(except (i) dividends paid by any of the subsidiaries of Dollar Tree to Dollar Tree or any of their wholly owned subsidiaries, respectively, or (ii) the acceptance of shares of Dollar Tree common stock as payment for the exercise price of options to purchase shares of Dollar Tree common stock granted pursuant to the Dollar Tree stock plans or for withholding taxes incurred in connection with the exercise of options to purchase shares of Dollar Tree common stock granted pursuant to the Dollar Tree stock plans, in each case in accordance with past practice and the terms of the applicable award agreements);

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the merger and any other mergers, consolidations, restructurings or reorganizations solely among Dollar Tree and its subsidiaries or among Dollar Tree subsidiaries;

•	amend the certificate of incorporation or bylaws of Dollar Tree or merger sub, or otherwise take any action to exempt any person from any provision of the certificate of incorporation or bylaws of Dollar Tree or merger sub, in any manner that would be adverse in any material respect to holders of Family Dollar common stock; or

•	agree to take, or make any commitment to take, any of the foregoing actions.

No Solicitation

Except as expressly permitted by the merger agreement, Family Dollar will, and Family Dollar will cause its controlled affiliates and its and their respective officers and directors to, and Family Dollar will use its reasonable best efforts to cause its and its subsidiaries’ representatives to:

•	immediately cease and cause to be terminated any discussions or negotiations with any persons (other than Dollar Tree) that may be ongoing with respect to any company takeover proposal (as defined below);

•	not, directly or indirectly, solicit, initiative, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a company takeover proposal;

•	not, directly or indirectly, engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information in connection with or for the purpose of encouraging or facilitating, a company takeover proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to the no solicitation clause of the merger agreement and to limit its conversation or other communication exclusively to such referral); or

•	not, directly or indirectly, approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment or agreement in principle (whether written or oral, binding or nonbinding) with respect to a company takeover proposal.

Under the merger agreement, a company takeover proposal means any inquiry, proposal or offer from any person (other than Dollar Tree and its subsidiaries) relating to, or that may lead to, in a single transaction or a series of related transactions, (i) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving Family Dollar or any of its subsidiaries, (ii) any acquisition of 15% or more of the outstanding Family Dollar common stock or securities of Family Dollar representing more than 15% of the voting power of Family Dollar, (iii) any acquisition (including the acquisition of stock in any subsidiary of Family Dollar) of assets or businesses of Family Dollar or its subsidiaries, including pursuant to a joint venture, representing 15% or more of the consolidated assets, revenues or net income of Family Dollar, (iv) any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of the outstanding Family Dollar common stock or securities of Family Dollar representing more than 15% of the voting power of Family Dollar or (v) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Family Dollar common stock (or voting power of securities of Family Dollar other than Family Dollar common stock) involved is 15% or more.

Existing Discussions or Negotiations

Under the terms of the merger agreement, Family Dollar agrees to, and to cause its controlled affiliates to, promptly request (to the extent it has not already done so prior to July 27, 2014) any person that has executed a confidentiality or non-disclosure agreement in connection with any actual or potential company takeover proposal that remains in effect as of July 27, 2014 to return or destroy all confidential information of Family Dollar or its controlled affiliates in the possession of such person or its representatives. Family Dollar also agreed not to, and to cause its controlled affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under (i) any standstill provision in any agreement to which Family Dollar or any of its controlled affiliates is a party or (ii) any confidentiality provision in any agreement to which Family Dollar or any of its controlled affiliates is a party other than, with respect to the foregoing clause (ii), any waiver, amendment, modification or permission under a confidentiality provision that does not, and would not be reasonably likely to, facilitate, knowingly encourage or relate in any way to a company takeover proposal or a potential company takeover proposal. However if the Family Dollar board of directors determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the fiduciary duties of the board of directors under applicable law, Family Dollar may waive any such standstill provision solely to the extent necessary to permit a third party to make a company takeover proposal, with the condition that such third party must agree that Family Dollar will not be prohibited from complying with its obligations to Dollar Tree under the no solicitation provisions in the merger agreement. Family Dollar also agreed not to, except as otherwise provided in the merger agreement, terminate, waive or amend the Family Dollar rights agreement, redeem any rights under the Family Dollar rights agreement or take any action with respect to, or make any determination under, the Family Dollar rights agreement that would interfere with Dollar Tree consummating the merger, in each case without the prior written consent of Dollar Tree.

Fiduciary Exception

At any time prior to obtaining the Family Dollar stockholder approval, if the Family Dollar board of directors has determined in good faith after consultation with its financial advisor and outside legal counsel that a bona fide, unsolicited written company takeover proposal received after July 27, 2014 either constitutes a company superior proposal (as defined below) or is reasonably expected to lead to a company superior proposal and that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, then Family Dollar may do either of the following:

•	furnish, pursuant to an acceptable confidentiality agreement, information (including non-public information) with respect to Family Dollar and its subsidiaries to the person who has made such company takeover proposal and its representatives, provided that Family Dollar must concurrently provide to Dollar Tree any non-public information concerning Family Dollar or any of its subsidiaries that is provided to such person or its representatives unless such non-public information has previously been provided to Dollar Tree; and

•	engage or otherwise participate in discussions or negotiations with the person making such company takeover proposal and its representatives regarding such company takeover proposal.

Under the merger agreement, a company superior proposal means a bona fide, unsolicited written company takeover proposal (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and Family Dollar, the stockholders of such third party) acquiring, directly or indirectly, more than 50% of the outstanding Family Dollar common stock or more than 50% of the assets of Family Dollar and its subsidiaries, taken as a whole and (ii) that the Family Dollar board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the person making such company takeover proposal, is reasonably likely to be completed on the terms proposed, is not subject to any due diligence investigation or financing condition, and is fully financed with available cash on hand, or is otherwise fully backed by written financing commitments in full force and effect and (taking into account any changes to the merger agreement proposed by Family Dollar in response to such company takeover proposal), is more favorable to the stockholders of Family Dollar from a financial point of view than the transaction contemplated under the merger agreement.

Family Dollar will promptly (and, in any event, within 24 hours) notify Dollar Tree in writing in the event that Family Dollar or any of its representatives receives a company takeover proposal or a request for information relating to Family Dollar or its subsidiaries that is reasonably likely to lead to or that contemplates a company takeover proposal, including the identity of the person making the company takeover proposal and the material terms and conditions thereof (including an unredacted copy of such company takeover proposal or, where such company takeover proposal is not in writing, a description of the terms thereof). Family Dollar will keep Dollar Tree reasonably informed, on a current basis, as to the status of (including material developments, discussions or negotiations) such company takeover proposal (including by promptly, and in no event later than 24 hours after receipt) providing to Dollar Tree copies of any written correspondence, proposals, indications of interest and/or draft agreements relating to such company takeover proposal). Family Dollar agrees that it and its affiliates will not enter into any agreement with any person after July 27, 2014 which prohibits Family Dollar from complying with these obligations.

No Change in Recommendation or Entry into Company Acquisition Agreement

Subject to certain exceptions described below, the Family Dollar board of directors may not:

•	(1) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in each case in a manner adverse to Dollar Tree, the Family Dollar board’s recommendation to the Family Dollar stockholders to adopt the merger agreement or (2) adopt, approve or recommend to stockholders of Family Dollar, or publicly propose to adopt, approve or recommend to stockholders of Family Dollar, a company takeover proposal (we refer to any action described in (1) or (2) as a company adverse recommendation change); or

•	authorize, cause or permit Family Dollar or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, joint venture agreement or other agreement), commitment or agreement in principle with respect to any company takeover proposal (which we refer to as a company acquisition agreement).

Fiduciary Exception

However, at any time before the Family Dollar stockholder approval is obtained, but not after it is obtained, if (i) the Family Dollar board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, and (ii) the Family Dollar board of directors first gives

Dollar Tree at least five business days prior written notice and negotiates with Dollar Tree in good faith during such notice period, to the extent that Dollar Tree wishes to negotiate, to enable Dollar Tree to propose revisions to the merger agreement such that it would permit the Family Dollar board of directors not to make such a company adverse recommendation change, the Family Dollar board of directors may make a company adverse recommendation change under clause (1) of that definition solely in response to an intervening event (as defined below).

Under the merger agreement, an intervening event means a material event, fact, circumstance, development or occurrence that is not known to or reasonably foreseeable by the Family Dollar board of directors as of July 27, 2014 and does not relate to a company takeover proposal or Dollar Tree or its subsidiaries, and becomes known to or by the Family Dollar board of directors prior to obtaining the Family Dollar stockholder approval.

Furthermore, at any time before the Family Dollar stockholder approval is obtained, but not after it is obtained, if (i) the Family Dollar board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, that a bona fide, unsolicited company takeover proposal that did not result from a knowing or intentional breach of the no solicitation provisions in the merger agreement constitutes a company superior proposal, and the failure to approve or recommend such company superior proposal would be inconsistent with its fiduciary duties under applicable law, the Family Dollar board of directors may cause the company to terminate the merger agreement in order to enter into a definitive agreement relating to such company superior proposal upon, and subject to, paying the $305 million termination fee due to Dollar Tree under the terms of the merger agreement and (ii) the Family Dollar board of directors first gives Dollar Tree at least five business days prior written notice and negotiates with Dollar Tree in good faith during such notice period, to the extent that Dollar Tree wishes to negotiate, to enable Dollar Tree to propose revisions to the merger agreement that would cause such company superior proposal to no longer constitute a company superior proposal and upon the end of such notice period, the Family Dollar board of directors has considered in good faith any revisions to the terms of the merger agreement proposed in writing by Family Dollar and determines after consultation with its financial advisor and outside legal counsel, that the company superior proposal would nevertheless continue to constitute a company superior proposal if the revisions proposed by Dollar Tree were to be given effect and that the failure to approve or recommend such company superior proposal or enter into a definitive agreement relating to such company superior proposal would be inconsistent with the Family Dollar board of directors’ fiduciary duties under applicable law. We refer to this termination right as the fiduciary termination right.

In the event of any change to any of the financial or other material terms of the company superior proposal, Family Dollar must satisfy the notice requirement described above with a new written notice to Dollar Tree and the negotiation requirements described above (except, in each case, that the five business day notice period will instead be the longer of two business days and the period then remaining under the current notice period).

Family Dollar is not prohibited from (i) taking and disclosing to the holders of shares of Family Dollar common stock a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or (ii) making any “stop, look and listen” communication to the holders of shares of Family Dollar common stock pursuant to Rule 14d-9(f) under the Exchange Act but Family Dollar and its board of directors may not take, or agree or resolve to take, any action prohibited by the no solicitation provisions in the merger agreement.

Stockholders Meeting

Subject to the fiduciary termination right in the merger agreement, Family Dollar will take all action necessary in accordance with applicable laws and its organizational documents to set a record date for, duly give notice of, convene and, as soon as reasonably practicable after this Form S-4 is declared effective, hold a meeting of its stockholders for the purpose of obtaining the Family Dollar stockholder approval. Except as expressly permitted by the provisions against solicitation in the merger agreement, the Family Dollar board of directors may not make any company adverse recommendation change and must include its recommendation that the holders of Family Dollar common stock vote in favor of the merger in the proxy statement/prospectus and will solicit, and use its reasonable best efforts to obtain, the Family Dollar stockholder approval at the Family Dollar stockholders’ meeting.

Family Dollar may adjourn or postpone the Family Dollar special meeting to the extent required by applicable law, if there are insufficient shares of Family Dollar common stock to constitute a quorum at the special meeting, or with the prior written consent of Dollar Tree (not to be unreasonably withheld, delayed or conditioned). In addition, if at any time following the mailing of the proxy statement/prospectus, either Family Dollar or Dollar Tree reasonably determines in good faith that the Family Dollar stockholders are unlikely to adopt the merger agreement at the special meeting, then on a single occasion prior to the vote having been taken, each of Family Dollar and Dollar Tree will have the right to require a single adjournment or postponement of the special meeting so long as such adjournments or postponements do not in the aggregate delay the special meeting by more than 45 days from the originally scheduled meeting date.

Financing

In connection with signing the merger agreement, Dollar Tree obtained a debt commitment letter on July 27, 2013, which was amended and restated on August 8, 2014, and further amended and restated on October 10, 2014, pursuant to which JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, WF Investment Holdings, LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Royal Bank of Canada, U.S. Bank National Association, PNC Bank, National Association, PNC Capital Markets LLC, TD Bank, N.A., Capital One, National Association, Regions Bank, Citizens Bank, National Association, Citizens Bank of Pennsylvania, The Bank of Tokyo-Mitsubishi UFJ, Ltd., SunTrust Bank, SunTrust Robinson Humphrey, Inc., Sumitomo Mitsui Banking Corporation, HSBC Bank USA, National Association, HSBC Securities (USA) Inc., Fifth Third Bank and The Huntington National Bank, which we refer to collectively as the commitment parties, and certain of their affiliates have agreed to provide, under certain circumstances and subject to certain conditions, a $1.25 billion senior secured revolving credit facility, a $5.40 billion senior secured term loan credit facility and a $2.80 billion senior unsecured bridge loan facility to finance the merger, the repayment of certain existing indebtedness of Dollar Tree and of Family Dollar, and the payment of certain fees and expenses. For additional information about this debt financing, see “The Merger—Financing of the Merger” on page 132.

Dollar Tree has agreed in the merger agreement to use its reasonable best efforts to obtain the debt financing on the terms and conditions described in the debt commitment letter. Family Dollar has agreed in the merger agreement to, and to cause its subsidiaries and representatives to, use reasonable best efforts to cooperate with Dollar Tree in connection with the financing for the merger. Family Dollar has also agreed to take certain actions with respect to its existing credit facilities and debt securities in connection with the merger.

Access to Information

Subject to certain exceptions, and upon reasonable prior notice, Family Dollar will afford Dollar Tree reasonable access during normal business hours to all of its and its subsidiaries’ personnel,

properties, contracts, books and records as may reasonably be requested. Dollar Tree will also furnish certain information to Family Dollar as may be reasonably requested in order to allow Family Dollar to confirm the accuracy of the representations of Dollar Tree and merger sub set forth in the merger agreement and the satisfactions of the conditions to completion of the merger described below.

Expenses

Except as otherwise provided in the merger agreement, whether or not the merger is consummated, all costs and expenses incurred in connection with the merger, the merger agreement and the transactions contemplated hereby will be paid by the party incurring or required to incur such expenses; provided, however, that Dollar Tree and Family Dollar will each pay one-half of all filing fees required under the HSR Act.

Employee Matters

From the effective time until at least December 31, 2015, Dollar Tree will provide, or will cause the surviving company to provide, to employees of Family Dollar and its subsidiaries who continue to be employed by Dollar Tree or the surviving company or their subsidiaries following the effective time (which we refer to as the continuing employees) compensation opportunities and employee benefits that are substantially comparable in the aggregate to the compensation opportunities and employee benefits paid or provided to similarly situated employees of Dollar Tree and its subsidiaries. For purposes of the foregoing, the compensation opportunities and employee benefits generally provided to the continuing employees as of immediately prior to the effective time will be deemed to be substantially comparable, on an aggregate basis, to those provided to similarly situated employees of Dollar Tree and its subsidiaries.

In addition, Dollar Tree will, or will cause the surviving company to, cause any employee benefit plans in which the continuing employees participate following the effective time to recognize such continuing employees’ service with Family Dollar prior to the effective time for purposes of eligibility, vesting and benefit accrual, subject to customary exceptions. Further, Dollar Tree will use reasonable best efforts to cause any such employee benefit plans that provide medical, dental or vision insurance benefits to waive any preexisting condition limitations or eligibility waiting periods and to credit expenses incurred in the year in which a continuing employee commences participation in the plan for purposes of deductibles and out-of-pocket expense requirements. Unused vacation days accrued by the continuing employees will be carried over to the maximum extent permitted by law or will be paid out to the extent not permitted by law to be carried over.

Indemnification and Insurance

From and after the effective time, the surviving company will, and Dollar Tree will cause the surviving company to, indemnify and hold harmless each present and former director and officer of Family Dollar or any of its subsidiaries (whom we refer to as Family Dollar directors and officers), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages, amounts paid in settlement or other liabilities incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (which we refer to, when taken together, as indemnified actions), arising out of the fact that such person is or was a director or officer of Family Dollar or any of its subsidiaries.

Dollar Tree will cause the surviving company to agree, and Family Dollar agrees, that all rights to indemnification, exculpation and advancement of expenses in existence as of July 27, 2014 in favor of Family Dollar directors and officers or any current or former employee of Family Dollar or any of its subsidiaries will survive the merger and continue in full force in accordance with their terms. For a period of six years after the effective time, Dollar Tree will cause the surviving company to agree, and the Family Dollar agrees, to maintain in effect the indemnification, exculpation and advancement of expenses provisions of the organizational documents of Family Dollar and its subsidiaries that are now in effect.

The merger agreement requires the surviving company to maintain for a period of six years after the completion of the merger, Family Dollar’s existing directors’ and officers’ liability insurance policy, or policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured, with respect to claims arising from facts or events that occurred at or prior to the completion of the merger. However, the surviving company is not required to make annual premium payments for such insurance in excess of a specified amount, and if premiums for such insurance would at any time exceed such amount, then the surviving company will maintain policies of insurance which, in its good faith determination, provide the maximum coverage available at an annual premium equal to such specified amount. In lieu of the foregoing, Dollar Tree or Family Dollar, after prior consultation with Dollar Tree, may obtain at or prior to the effective time of the merger a six-year prepaid “tail” policy under Family Dollar’s existing directors’ and officers’ liability insurance policy providing equivalent coverage to that described in the preceding sentence for an aggregate price not to exceed a specified amount.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this proxy statement/prospectus, covenants relating to regulatory filings and approvals (which are described under the section “The Merger—Regulatory Approvals” beginning on page 134, the listing of shares of Dollar Tree common stock to be issued in the merger, reporting requirements under Section 16 of the Exchange Act, coordination with respect to litigation relating to the merger, and public announcements with respect to the transactions contemplated by the merger agreement.

Conditions to Completion of the Merger

The respective obligations of each of Family Dollar, Dollar Tree and merger sub to complete the merger are subject to the fulfillment or waiver (to the extent permitted under applicable law), at or prior to the closing of the merger, of the following conditions:

•	the Family Dollar stockholder approval must have been obtained;

•	no injunction by any court or other tribunal of competent jurisdiction may have been entered and may continue to be in effect and no law may have been adopted or be effective, in each case that prohibits or makes illegal the consummation of the merger;

•	this Form S-4 must have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of this Form S-4 may have been issued (and not withdrawn) by the SEC and no proceedings for that purpose may have been initiated or threatened in writing (and not withdrawn) by the SEC;

•	the shares of Dollar Tree common stock to be issued in the merger must have been approved for listing on the Nasdaq, subject to official notice of issuance; and

•	all waiting periods applicable to the merger under the HSR Act must have expired or been terminated.

The obligations of Family Dollar to effect the merger also are subject to the fulfillment or waiver by Family Dollar at or prior to the effective time of certain conditions, including the following:

•	the representations and warranties of Dollar Tree must be true and correct at and as of July 27, 2014 and at and as of the closing date as though made at and as of the closing date (except for any such representations and warranties made as of a particular date or period, which representations and warranties must be true and correct only as of that date or period), subject to the materiality standards provided in the merger agreement;

•	Dollar Tree and merger sub must have performed and complied in all material respects with all covenants required by the merger agreement to be performed or complied with by them prior to the effective time; and

•	Dollar Tree must have delivered to Family Dollar a certificate, dated as of the closing date and signed by an executive officer, certifying to the effect that the preceding two conditions have been met.

The obligations of Dollar Tree and merger sub to effect the merger are also subject to the satisfaction or waiver by Dollar Tree at or prior to the effective time of the following additional conditions:

•	the representations and warranties of Family Dollar must be true and correct at and as of July 27, 2014 and at and as of the closing date as though made at and as of the closing date (except for any such representations and warranties made as of a particular date or period, which representations and warranties must be true and correct only as of that date or period), subject to the materiality standards provided in the merger agreement;

•	Family Dollar must have performed and complied in all material respects with all covenants required by the merger agreement to be performed or complied with by it prior to the effective time;

•	since July 27, 2014, there must not have been any fact, change, circumstance, event, occurrence, condition or development that, individually or in the aggregate, had or would reasonably be expected to have a material adverse effect on Family Dollar; and

•	Family Dollar must have delivered to Dollar Tree a certificate, dated as of the closing date and signed by the chief executive officer or another senior officer of Family Dollar, certifying to the effect that the preceding three conditions have been met.

Termination of the Merger Agreement

Termination

The merger agreement may be terminated and abandoned at any time prior to the effective time, whether before or after any approval of the merger by the holders of Family Dollar common stock:

•	by mutual written consent of Family Dollar and Dollar Tree;

•	by either Family Dollar or Dollar Tree if the merger has not been consummated on or prior to April 27, 2015, which we refer to as the end date, provided that if all of the conditions to closing, other than those pertaining to waiting periods under the HSR Act have been satisfied or are capable of being satisfied at such time and/or the marketing period for the debt financing has not expired, the end date will automatically be extended to July 27, 2015, except that the right to terminate the agreement according to this specific provision will not be available to a party if the failure of the closing to occur by such date is due to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in the merger agreement;

•	by either Family Dollar or Dollar Tree, if an order by a governmental entity of competent jurisdiction has been issued permanently restraining or otherwise prohibiting the completion of the merger and such order has become final and nonappealable;

•	by either Family Dollar or Dollar Tree, if the Family Dollar stockholders meeting has concluded and the Family Dollar stockholder approval has not been obtained;

•	by either Family Dollar or Dollar Tree if the other party has breached or failed to perform any representations, warranties, covenants or other agreements contained in the merger agreement and such breach or failure (i) if it occurred or was continuing to occur on the closing date would result in the failure of specified conditions to closing and (ii) is not curable or is not cured by the earlier of the end date and the date that is thirty days following written notice from the other party, except that the terminating party may not exercise this termination right if it is in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement;

•	by Dollar Tree, prior to the receipt of the Family Dollar stockholder approval, (i) in the event that Family Dollar has failed to include the Family Dollar board’s recommendation to the Family Dollar stockholders to adopt the merger agreement in the proxy statement/prospectus distributed to the holders of Family Dollar common stock, (ii) at any time following a company adverse recommendation change, (iii) in the event that a tender or exchange offer that constitutes a company takeover proposal has been commenced by a person unaffiliated with Dollar Tree or merger sub and Family Dollar has not published, sent or given to its stockholders, pursuant to Rule 14e-2 under the Exchange Act, within the ten business day period after such tender or exchange offer is first published, a statement recommending that holders of Family Dollar common stock reject such tender or exchange offer and affirming the Family Dollar board’s recommendation to the Family Dollar stockholders to adopt the merger agreement, or (iv) if Family Dollar has committed a willful and material breach of any of its material obligations outlined in the provisions of the merger agreement relating to no-solicitation, company takeover proposals and the Family Dollar stockholder meeting; or

•	by Family Dollar, in accordance with the provisions regarding its fiduciary termination right in connection with a company superior proposal.

Termination Fee

Family Dollar will pay Dollar Tree the amount of Dollar Tree’s out-of-pocket expenses incurred in connection with the merger agreement and the merger in an amount not to exceed $90 million if the merger agreement is terminated by either Dollar Tree or Family Dollar because the Family Dollar stockholders’ meeting (as it may be adjourned or postponed) concludes without the Family Dollar stockholder approval being obtained.

Family Dollar will pay Dollar Tree a termination fee of $305 million (less any payment paid in respect of Dollar Tree’s out-of-pocket expenses pursuant to the preceding provision) if the merger agreement is terminated in the following circumstances:

•	in the event the merger agreement is terminated by Family Dollar in accordance with the provisions regarding its fiduciary termination right in connection with a company superior proposal;

•

in the event the merger agreement is terminated by Dollar Tree, prior to the receipt of the Family Dollar stockholder approval, (i) in the event that Family Dollar has failed to include the Family Dollar board’s recommendation to the Family Dollar stockholders to adopt the merger agreement in the proxy statement/prospectus distributed to the holders of Family Dollar common stock, (ii) at any time following a company adverse recommendation change, (iii) in the event that a tender or exchange offer that constitutes a company takeover proposal has been commenced by a person unaffiliated with Dollar Tree or merger sub and Family Dollar has not published, sent or given to its stockholders, pursuant to Rule 14e-2 under the Exchange Act, within the ten business day period after such tender or exchange offer is first published, a statement recommending that holders of Family Dollar common stock reject such tender or exchange offer and affirming the Family Dollar board’s recommendation to the Family Dollar stockholders to adopt the merger agreement, or (iv) if Family Dollar has committed a willful and material breach of any of its material obligations outlined in the provisions of the merger agreement relating to no-solicitation, company takeover proposals and the Family Dollar stockholder meeting; or

•	(a) a pre-termination takeover proposal (as defined below) has occurred at any time following July 27, 2014 and prior to the event giving rise to the right to terminate the merger agreement and thereafter the merger agreement is terminated by Dollar Tree or Family Dollar because (1) the merger has not been completed by the end date, (2) the Family Dollar stockholder approval is not obtained or (3) Family Dollar has committed a material breach of the merger agreement which would cause a closing condition not to be satisfied, (b) either (1) both (x) at any time on or prior to the twelve month anniversary of such termination, Family Dollar or any of its subsidiaries enters into a definitive agreement with respect to any transaction included within the definition of company takeover proposal (which we refer to as a company takeover transaction and with references in such definition to “15%” instead being “50%”) whether or not involving the same company takeover proposal as that which was the subject of the pre-termination takeover proposal event and (y) at any time on or prior to the twenty-four month anniversary of the date of the definitive agreement completes a company takeover transaction or (2) at any time on or prior to the twelve month anniversary of such termination, Family Dollar or any of its subsidiaries completes a company takeover transaction.

For the purposes of the merger agreement, a pre-termination takeover proposal event will be deemed to occur if a company takeover proposal has been made known to the Family Dollar board of directors or senior management or has been made directly to the holders of Family Dollar common stock generally or any bona fide acquiror (or representative thereof acting on behalf of a bona fide acquiror) has publicly announced a company takeover proposal with respect to Family Dollar, and in any such case such company takeover proposal must not have been withdrawn prior to the event giving rise to such termination (or in the case of a termination resulting from a failure to obtain the Family Dollar stockholder approval, at least five business days prior to the Family Dollar stockholders’ meeting) (it being understood that a person will be a bona fide acquiror if such person possesses or could reasonably be believed to have access to the resources necessary to consummate such company takeover proposal).

Under no circumstances will the termination fee be payable more than once.

Amendment and Modification

Any provision of the merger agreement may be amended or waived only if such amendment or waiver is in writing and signed, in the case of an amendment, by Family Dollar, Dollar Tree and merger sub. However, after the receipt of the Family Dollar stockholder approval, if any such amendment or waiver will by applicable law or in accordance with the rules and regulations of the New York Stock Exchange require further approval of the holders of Family Dollar common stock, the effectiveness of such amendment or waiver will be subject to such further approval.

Jurisdiction; Specific Enforcement

The parties agree that irreparable damage would occur in the event that any of the provisions of the merger agreement are not performed or are threatened to not be performed, and that money damages would not be an adequate remedy in such a situation. Accordingly, the parties agree that, in addition to any other remedy available, including monetary damages, each of the parties will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). The parties irrevocably waive, and agree not to assert as a defense, counterclaim or otherwise, (i) any claim that such party is not personally subject to the jurisdiction of the above named courts and (ii) any claim that such party or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts, among other things.

Voting and Support Agreements

In connection with entering into the merger agreement, Dollar Tree entered into voting and support agreements dated July 27, 2014, with each of (1) Howard R. Levine, the Chairman and Chief Executive Officer of Family Dollar (in his capacity as a stockholder, directly and indirectly through two trusts over which Mr. Levine exercises sole voting and dispositive power) and (2) Trian Fund Management, L.P. and certain Family Dollar stockholders affiliated therewith including Mr. Garden, which we refer to as the voting and support agreements. On October 23, 2014, Mr. Levine made a charitable donation of 600,000 shares of common stock of the Company to the Foundation For The Carolinas as permitted by the terms of the voting and support agreement. The Foundation For The Carolinas has entered into a joinder to Mr. Levine’s voting and support agreement and has agreed in writing to be bound by the applicable terms of Mr. Levine’s voting and support agreement. The Foundation For The Carolinas has sole voting power and sole power of disposition with respect to the donated shares. The following summary of the voting and support agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, the voting and support agreements and joinder to this proxy statement/prospectus as Annex B and Annex C.

Pursuant to the voting and support agreements, each Family Dollar stockholder party to a voting and support agreement agreed to among other things vote his or its beneficially owned shares of Family Dollar common stock:

•	in favor of the adoption of the merger agreement;

•	in favor of any proposal to adjourn or postpone a meeting of the Family Dollar stockholders in the event there are not sufficient votes to adopt the merger agreement; and

•	against any company takeover proposal and any proposal which would be reasonably likely to prevent, materially impede or materially delay the merger.

As of the most recent practicable date, October 23, 2014, the voting and support agreements covered 17,725,166 shares of Family Dollar common stock, or approximately 15.52 % of the outstanding shares of Family Dollar common stock.

Each Family Dollar stockholder party to a voting and support agreement also agreed to comply with certain restrictions on the disposition of his or its beneficially owned shares of Family Dollar prior to the earlier of the expiration date of the applicable voting and support agreement and the date that stockholders of Family Dollar adopt the merger agreement.

The voting and support agreements apply to Mr. Levine and Mr. Garden only in their capacity as stockholders of Family Dollar and do not limit their ability to exercise their fiduciary duties as directors of Family Dollar or take any action or any inaction in their capacity as directors of Family Dollar.

The voting and support agreements will terminate upon the earliest to occur of (1) the completion of the merger, (2) the termination of the merger agreement pursuant to and in compliance with its terms and (3) the entry without the prior written consent of the stockholders party thereto into any amendment or modification of the merger agreement, or any written waiver of Family Dollar’s rights under the merger agreement made in connection with a request from Dollar Tree, in each case, which results in a decrease in, or change in the composition of, the merger consideration or an extension of the end date specified in the merger agreement or which is otherwise adverse to any of the stockholders party thereto in any material respect.

Annex D

Per Share Merger Consideration

Upon completion of the merger, each issued and outstanding share of Family Dollar common stock other than shares owned by Dollar Tree or Family Dollar, or by stockholders that have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL, will be converted into the right to receive (i) an amount equal to $59.60 in cash plus (ii) a number of shares of Dollar Tree common stock equal to the exchange ratio, which depends on the average stock price. The average stock price is based on the volume weighted average of the trading prices of Dollar Tree common stock on the Nasdaq on each of the 20 consecutive Nasdaq trading days ending on the trading day that is three trading days prior to the effective time. If the average stock price is greater than $49.08 and less than $59.98 per share, the exchange ratio will be the quotient of $14.90 divided by the average stock price. If the average stock price is greater than or equal to $59.98, the exchange ratio will be 0.2484. If the average stock price is less than or equal to $49.08, the exchange ratio will be 0.3036. Accordingly, the actual number of shares and the value of Dollar Tree common stock delivered to Family Dollar stockholders will depend on the average stock price, and the value of the shares of Dollar Tree common stock delivered for each such share of Family Dollar common stock may be greater than or less than, or equal to, $14.90.

In the event that the outstanding shares of Family Dollar common stock or Dollar Tree common stock are changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination, exchange of shares, or a similar event has occurred, then the per share merger consideration will be equitably adjusted, without duplication, to proportionately reflect such change.

The following chart illustrates a range of potential values for the per share merger consideration at varying average stock price values. The market price of Dollar Tree common stock may be more or less than, or equal to, the average stock price on the trading day that is three trading days prior to the date of the effective time or at the effective time. See the section entitled “Risk Factors—The value of the stock portion of the merger consideration is subject to changes based on fluctuations in the value of Dollar Tree common stock, and Family Dollar stockholders may receive stock consideration with a value that is more or less than $14.90 per share of Family Dollar common stock” beginning on page 51 of this proxy statement/prospectus.

Average Dollar Tree Stock Price*	Exchange Ratio	Implied Value of Shares**	Cash Consideration	Implied Per Share Merger Consideration***
$45.00	0.3036	$13.66	$59.60	$73.26
$47.00	0.3036	$14.27	$59.60	$73.87
$49.00	0.3036	$14.88	$59.60	$74.48
$51.00	0.2922	$14.90	$59.60	$74.50
$53.00	0.2811	$14.90	$59.60	$74.50
$55.00	0.2709	$14.90	$59.60	$74.50
$57.00	0.2614	$14.90	$59.60	$74.50
$59.00	0.2525	$14.90	$59.60	$74.50
$61.00	0.2484	$15.15	$59.60	$74.75
$63.00	0.2484	$15.65	$59.60	$75.25
$65.00	0.2484	$16.15	$59.60	$75.75

*	This table provides, for illustrative purposes, the Family Dollar per share merger consideration at varying average stock price values. The Family Dollar per share merger consideration is calculated by multiplying the average stock price by the applicable exchange ratio and adding the cash consideration. The actual average share price may be less than $45.00 or greater than $65.00.
**	The value of a share of Family Dollar common stock at the closing of the merger is calculated by multiplying the average stock price by the applicable exchange ratio.
***	The amount in this column adds the values in the “implied value of shares” and “cash consideration” columns.